Exhibit (a)(1)(A)

NOTICE OF OFFER TO PURCHASE

TO HOLDERS OF

2.875% SERIES B CONVERTIBLE SENIOR DEBENTURES DUE 2025

ISSUED BY ALCATEL-LUCENT USA INC.

CUSIP Number: 549463AH0

ISIN Number: US549463AH07

NOTICE IS HEREBY GIVEN pursuant to the Indenture, dated as of June 4, 2003, between Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.), a Delaware corporation (the “Company”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (the “Parent Guarantor”), and BNY Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006 (as amended and supplemented, the “Indenture”), and the Company’s 2.875% Series B Convertible Senior Debentures due 2025 (the “Debentures”), which are fully and unconditionally guaranteed by the Parent Guarantor, that, at the option of each holder (each “Holder”) of the Debentures, the Company will purchase such Holder’s Debentures for $1,000 per $1,000 principal amount of Debentures validly surrendered for purchase and not validly withdrawn, plus any accrued and unpaid interest to, but not including, June 15, 2013 (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Debentures and this Notice of Offer to Purchase (the “Company Purchase Notice”) and related notice materials, each as amended and supplemented from time to time (such option, the “Put Option”).

Holders may surrender their Debentures for purchase pursuant to the Put Option from 9:00 a.m., New York City time, on Tuesday, May 14, 2013 until 11:59 p.m., New York City time, on Wednesday, June 12, 2013 (the “Expiration Date”), which is the third Business Day prior to Monday, June 17, 2013 (the “Purchase Date”). Accrued interest on the Debentures to, but not including, June 15, 2013, an interest payment date under the Indenture, will be paid on June 17, 2013 to the record Holders as of the close of business on June 1, 2013. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.

All capitalized terms used but not specifically defined in this Company Purchase Notice shall have the meanings given to such terms in the Indenture and the Debentures.

This Company Purchase Notice constitutes a Company Purchase Notice pursuant to Section 1.08 of the Indenture with respect to the Put Option.

To exercise your option to have the Company purchase the Debentures and receive the Purchase Price, you must validly surrender and not validly withdraw the Debentures prior to 11:59 p.m., New York City time, on the Expiration Date. Debentures surrendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of May 13, 2013, all custodians and beneficial holders of the Debentures hold the Debentures through Depository Trust Company (“DTC”) accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC. Delivery of Debentures in accordance with the transmittal procedures of DTC will satisfy the Holder’s requirement for physical delivery of a Purchase Notice pursuant to Section 1.08 of the Indenture.

The Paying Agent is:

BNY Mellon

101 Barclay Street, 4W

New York, New York 10286

Attention: Sherma Thomas

Fax Number: 212-815-5704

Phone Number: 212-815-5283

Additional copies of this Company Purchase Notice may be obtained from the Paying Agent at its address set forth above.

Dated: May 14, 2013

i

No person has been authorized to give any information or to make any representation other than those contained in this Company Purchase Notice and, if given or made, such information or representation must not be relied upon as having been authorized. The statements in this Company Purchase Notice are made as of May 14, 2013. Subsequent events or developments may cause our views to change. We will update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof and on or before the Expiration Date. None of the Company, the Parent Guarantor, their respective boards of directors, employees, advisors or representatives, the Trustee or the Paying Agent is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Purchase Notice. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

ii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Purchase Notice because the information in this summary is not complete. References to Sections in this Summary Term Sheet are references to Sections in this Company Purchase Notice. References in this Company Purchase Notice to “the Company,” “we,” “us” and “our” refer to Alcatel-Lucent USA Inc., unless the context indicates otherwise.

Who is offering to purchase my Debentures?

The Company, a Delaware corporation, is offering to purchase the Debentures.

The Company issued the Debentures on June 4, 2003 pursuant to the Indenture. The Parent Guarantor fully and unconditionally guaranteed the Debentures on December 29, 2006 in connection with a consent solicitation to amend the Indenture resulting from the Parent Guarantor’s acquisition of the Company. (Section 1; Section 2.1)

Why is the Company offering to purchase my Debentures?

Under the terms of the Debentures, each Holder has a right to sell Debentures, and we have an obligation to buy Debentures, pursuant to the Put Option. (Section 3.1)

What Debentures is the Company obligated to purchase?

At the option of each Holder, we are obligated to purchase any Debentures validly tendered and not validly withdrawn. As of May 13, 2013, $765 million nominal aggregate principal amount of Debentures was outstanding. (Section 3.1)

How much will the Company pay, and what is the form of payment?

Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, the Purchase Price of $1,000 per $1,000 principal amount of Debentures validly surrendered for purchase and not validly withdrawn, plus any accrued and unpaid interest to, but not including, June 15, 2013.

We intend to use cash on hand to purchase any Debentures validly surrendered and not validly withdrawn and to pay any expenses associated with the Put Option. (Section 3.2; Section 6) As previously reported, the Company as borrower, the Parent Guarantor, as parent and guarantor, and other parties thereto entered into approximately €2 billion in Senior Secured Credit Facilities (as defined herein), which were fully drawn on January 30, 2013.

How can I determine the market value of the Debentures?

There is no established reporting system or trading market for the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of the Parent Guarantor, the market price and volatility of the securities of the Company and the Parent Guarantor and the market for similar securities.

During the periods or upon the events described in the Indenture, the Debentures are convertible into American Depositary Shares of the Parent Guarantor (the “ADSs”), each representing one ordinary share, par value €2.00, of the Parent Guarantor, subject to change as described in this Company Purchase Notice. As of May 10, 2013, the conversion rate was 65.1465 ADSs per $1,000 principal amount of Debentures, and the closing price of the ADSs on the New York Stock Exchange (the “NYSE”) was $1.50 per share.

To the extent available, Holders are urged to obtain current market information and quotations for the Debentures, and for the ADSs, before making any decision with respect to the Put Option. (Section 3.2; Section 3.4)

What does the Company’s board of directors think about the Put Option?

Our board of directors has not made any recommendation as to whether you should surrender your Debentures for purchase in the Put Option. You must make your own decision as to whether to surrender your Debentures for purchase in the Put Option and the amount of Debentures to surrender, if any. The Put Option and our offer to purchase the Debentures pursuant thereto, each as described in this Company Purchase Notice, are based solely on the requirements of the Indenture and the Debentures. (Section 3.2)

When does the Put Option expire?

Holders may surrender their Debentures for purchase pursuant to the Put Option from 9:00 a.m., New York City time, on Tuesday, May 14, 2013 until 11:59 p.m., New York City time, on the Wednesday, June 12, 2013, which is the third Business Day prior to the Purchase Date. (Section 3.1)

What are the conditions to the Company’s purchase of the Debentures?

Assuming no Event of Default has occurred and is continuing, our purchase of validly surrendered Debentures is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Purchase Notice being satisfied. We may not repurchase the Debentures if an Event of Default has occurred and is continuing, other than an Event of Default that is cured by the payment of the Purchase Price. (Section 3.1)

How do I surrender my Debentures?

To validly surrender your Debentures for purchase pursuant to the Put Option, you must surrender the Debentures through the transmittal procedures of DTC prior to 11:59 p.m., New York City time, on the Expiration Date.

•	Holders whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee in advance of the Expiration Date if such Holders desire to surrender Debentures and must instruct such nominee to surrender the Debentures on such Holders’ behalf through the transmittal procedures of DTC.

•	Holders who are DTC participants should surrender their Debentures electronically through DTC’s Automated Tender Offer Program (“ATOP”) over the Participant Terminal System, subject to the terms and procedures of ATOP, prior to 11:59 p.m., New York City time, on the Expiration Date.

By surrendering, or instructing your nominee to surrender, your Debentures through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Purchase Notice. (Section 4)

If I surrender my Debentures, when will I receive payment for them?

We will accept for payment any Debentures that have been validly surrendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the Expiration Date. No later than 10:00 a.m., New York City time, on the Purchase Date, we will deposit with BNY Mellon, as paying agent (the “Paying Agent”), an amount of cash sufficient to pay the aggregate Purchase Price for such Debentures. Promptly following the later of the Purchase Date or the time of book-entry transfer of such Debentures, the Paying Agent will distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Section 6)

How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 11:59 p.m., New York City time, on the Expiration Date. (Section 5)

If I choose to surrender Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in $1,000 principal amount or an integral multiple thereof. (Section 4)

How will surrendering my Debentures for purchase affect my rights and obligations as a Holder?

If you validly surrender your Debentures, you will receive the Purchase Price, which amount includes accrued and unpaid interest, if any, with respect to such Debentures. Accrued interest on the Debentures to, but not including, June 15, 2013, an interest payment date under the Indenture, will be paid on June 17, 2013 to the record Holders as of the close of business on June 1, 2013. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. (Section 3.3)

If you validly surrender your Debentures, you will give up all rights and obligations associated with ownership of the Debentures as of the Purchase Date.

If I do not surrender my Debentures, how will my rights and obligations as a Holder be affected?

If you do not validly surrender your Debentures pursuant to the Put Option, your Debentures will remain outstanding and your rights and obligations as a Holder will not be affected.

You will continue to have the right to convert your Debentures into the ADSs during the periods or upon the events described in the Indenture, including if we call the Debentures for redemption.

You will continue to have the right to require us to purchase your Debentures if a Fundamental Change occurs prior to the stated maturity of such Debentures, for cash, at a price equal to 100% of the principal amount of such Debentures plus any accrued and unpaid interest to, but not including, the date such Debentures are purchased.

You will also have the right to require us to purchase your Debentures on June 15, 2019, at a price equal to 100% of the principal amount of such Debentures plus any accrued and unpaid interest to, but not including, the date such Debentures are purchased.

Your Debentures will also continue to accrue interest until the stated maturity of such Debentures, or until the principal amount of such Debentures has been paid, unless such Debentures are earlier converted, redeemed or purchased by us. (Section 2)

If I am a U.S. person for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Put Option?

The receipt of cash in exchange for Debentures pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor regarding the actual tax consequences to you. (Section 12)

Who is the Paying Agent?

BNY Mellon, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. The address and telephone number of the Paying Agent are set forth on the front cover page of this Company Purchase Notice.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Debentures pursuant to the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Company Purchase Notice.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Company Purchase Notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, included or referred to in this Company Purchase Notice regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about the future performance or future events of the Company and the Parent Guarantor, contain projections of the future operating results or future financial condition of the Parent Guarantor, or state other “forward-looking” information.

The statements in this Company Purchase Notice are made as of May 14, 2013. Subsequent events or developments may cause our views to change. We will update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof and on or before the Expiration Date.

Notwithstanding anything in this Company Purchase Notice or any document referred to in this Company Purchase Notice, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

IMPORTANT INFORMATION

1. Information Concerning the Company

Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.) is a Delaware corporation and a wholly owned subsidiary of the Parent Guarantor. The mailing address of the principal executive offices of the Company is: Alcatel-Lucent USA Inc., Attn: Barbara Larsen, 600 Mountain Avenue, Murray Hill, NJ 07974. The telephone number of the Company is (908) 582-8500.

Alcatel Lucent is a société anonyme organized under the laws of the Republic of France. The mailing address of the principal executive offices of the Parent Guarantor is: Alcatel Lucent, Attn: Frank Maccary, 3 avenue Octave Gréard, 75007 Paris, France. The telephone number of the Parent Guarantor is +33 (0)1 40 76 10 10.

2. Information Concerning the Debentures

2.1. General. The Debentures were issued pursuant to the Indenture, dated as of June 4, 2003, between the Company and BNY Mellon (formerly known as The Bank of New York), as Trustee, as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006.

The Parent Guarantor fully and unconditionally guaranteed the Debentures on December 29, 2006 in connection with a consent solicitation to amend the Indenture resulting from the Parent Guarantor’s acquisition of the Company.

The stated maturity of the Debentures is June 15, 2025. As of May 13, 2013, $765 million nominal aggregate principal amount of Debentures was outstanding.

2.2 Redemption at the Option of the Company. Pursuant to the Indenture, the Debentures are subject to redemption prior to June 20, 2013, upon the events described in the Indenture, and at our option on or after June 20, 2013. The price paid for any Debentures we redeem will be 100% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus, for Debentures redeemed prior to June 20, 2013, a make-whole payment as described in the Indenture. In February 2012, we repurchased and cancelled $115.5 million nominal aggregate principal amount of Debentures.

2.3 Fundamental Change. Pursuant to the Indenture, if a Fundamental Change occurs prior to the stated maturity of the Debentures, at the option of each Holder, we will be required to purchase such Holder’s Debentures, for cash, at a price equal to 100% of the principal amount of such Debentures plus any accrued and unpaid interest to, but not including, the date such Debentures are purchased.

2.4 June 15, 2019 Put Option. Pursuant to the Indenture, at the option of each Holder, we will be required to purchase such Holder’s Debentures on June 15, 2019, at a price equal to 100% of the principal amount of such Debentures plus any accrued and unpaid interest to, but not including, the date such Debentures are purchased.

2.5 Conversion Rights. During the periods or upon the events described in the Indenture, including if we call the Debentures for redemption, the Debentures are convertible into the ADSs, at the conversion rate applicable at the time of conversion, and cash in lieu of fractional ADSs, subject to adjustment as described in the Indenture. As of the date of this Company Purchase Notice, the Debentures are not eligible for conversion.

As of May 10, 2013, the conversion rate was 65.1465 ADSs per $1,000 principal amount of Debentures, and the closing price of the ADSs on the NYSE was $1.50 per share.

The foregoing amounts are provided by way of example only. To the extent available, Holders are urged to obtain current market information and quotations for the Debentures, and for the ADSs, before making any decision with respect to the Put Option.

Holders that do not surrender their Debentures for purchase pursuant to the Put Option, or who validly withdraw previously surrendered Debentures in compliance with the withdrawal procedures described herein, will retain the right to convert their Debentures during the periods or upon the events described in the Indenture. If a Holder validly surrenders its Debentures for purchase pursuant to the Put Option, and the Holder subsequently has the right to convert such Debentures pursuant to the Indenture, such Holder may not convert the validly surrendered Debentures unless such Holder validly withdraws such Debentures in accordance with the Indenture and the procedures described herein.

2.6 Interest. Debentures that remain outstanding after the Purchase Date will continue to accrue interest until the stated maturity of such Debentures, or until the principal amount of such Debentures has been paid, unless such Debentures are earlier converted, redeemed or purchased by us. Interest on outstanding Debentures is paid on June 15 and December 15 of each year to record Holders of the Debentures as of the first calendar day of the calendar month of such interest payment date (whether or not a Business Day). The Debentures bear interest on the principal amount at an annual interest rate equal to 2.875%.

2.7 Ranking. The Debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of the Company’s existing and future subordinated indebtedness. The Parent Guarantor’s guarantee of the Debentures is unsecured and is subordinated to the prior payment in full of the Parent Guarantor’s senior debt and is pari passu with the Parent Guarantor’s other general unsecured obligations, other than those that expressly provide that they are senior to the guarantee obligations.

3. Information Concerning the Put Option

3.1 Our Obligation to Purchase the Debentures. Pursuant to the terms and conditions set forth in Indenture and the Debentures, at the option of each Holder, we are obligated to accept for purchase on the Purchase Date any Debentures validly tendered and not validly withdrawn, subject to the terms and conditions of the Indenture, the Debentures and this Company Purchase Notice, as amended and supplemented from time to time. As of May 13, 2013, $765 million nominal aggregate principal amount of Debentures was outstanding.

Holders may surrender their Debentures for purchase pursuant to the Put Option from 9:00 a.m., New York City time, on Tuesday, May 14, 2013 until 11:59 p.m., New York City time, on the Wednesday, June 12, 2013, which is the third Business Day prior to the Purchase Date, unless we extend the period Holders have to surrender their Debentures for purchase pursuant to the Put Option.

Subject to U.S. federal securities laws, other applicable laws and the terms of the Indenture, we may choose to extend the period Holders have to surrender their Debentures for purchase pursuant to the Put Option. If we extend such period, we will make a public announcement of such extension by means of a press release.

If we make any change to the Put Option that we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Company Purchase Notice that we will distribute, or direct to be distributed, to registered Holders, and we will make a public announcement of such change or waiver promptly by means of a press release. We may be required to extend the Expiration Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during such period. If we are required to extend the Expiration Date, we will make a public announcement of such extension promptly by means of a press release. If we are required to extend the Expiration Date and do not accept for payment validly surrendered Debentures on the Purchase Date, such failure could be a default under the Indenture and a potential violation of U.S. federal securities laws.

Assuming no Event of Default has occurred and is continuing, our purchase of validly surrendered Debentures is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Purchase Notice being satisfied. We may not repurchase the Debentures if an Event of Default has occurred and is continuing, other than an Event of Default that is cured by the payment of the Purchase Price.

3.2 The Purchase Price. Pursuant to the Indenture, the Purchase Price to be paid by us for the Debentures is $1,000 per $1,000 principal amount of such Debentures, plus any accrued and unpaid interest to, but not including, June 15, 2013.

With respect to any Debentures validly surrendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the Expiration Date, the Purchase Price will be paid in cash. Debentures surrendered for purchase will be accepted only in $1,000 principal amount or an integral multiple thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or the ADSs. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of the Parent Guarantor, the market price and volatility of the securities of the Company and the Parent Guarantor and the market for similar securities. To the extent available, Holders are urged to obtain current market information and quotations for the Debentures, and for the ADSs, before making any decision with respect to the Put Option.

None of the Company, the Parent Guarantor, their respective boards of directors, employees, advisors or representatives, the Trustee or the Paying Agent is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Purchase Notice. Each Holder must make its own decision as to whether or not to surrender Debentures for purchase, and the amount of Debentures to surrender, if any, based on such Holder’s assessment of the value of the Debentures and the ADSs and other relevant factors.

3.3 Effect of the Purchase of Debentures Pursuant to the Put Option. Holders who validly surrender Debentures will receive the Purchase Price, which amount includes accrued and unpaid interest, if any, with respect to such Debentures. Accrued interest on the Debentures to, but not including, June 15, 2013, an interest payment date under the Indenture, will be paid on June 17, 2013 to the record Holders as of the close of business on June 1, 2013. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.

Holders who validly surrender Debentures will give up all rights and obligations associated with ownership of such Debentures as of the Purchase Date. Pursuant to the Indenture, unless we default in making payment of the Purchase Price on Debentures validly surrendered and not validly withdrawn, interest on Debentures validly surrendered and not validly withdrawn will cease to accrue on and after the Purchase Date. The rights and obligations of Holders of Debentures that are not validly surrendered and remain outstanding will not change, including any rights of such Holders to convert the Debentures or to require us to purchase the Debentures for cash upon the occurrence of a Fundamental Change.

3.4 Market for the Debentures and the ADSs. There is no established reporting system or trading market for the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of the Parent Guarantor, the market price and volatility of the securities of the Company and the Parent Guarantor and the market for similar securities. Following the Expiration Date, the trading market for the Debentures may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Debentures pursuant to the Put Option would reduce the float and may negatively affect the liquidity, market value and price volatility of the Debentures that remain outstanding following the Purchase Date. We cannot assure you that a market will exist for the Debentures following the Purchase Date. The extent of the public market for the Debentures following the Purchase Date will depend upon, among other things, the remaining outstanding principal amount of the Debentures at such time, the number of Holders remaining at that time and the interest on the part of securities firms in maintaining a market in the Debentures.

The Paying Agent has informed us that, as of the date of this Company Purchase Notice, all of the Debentures are held in global form through DTC. As of May 13, 2013, $765 million nominal aggregate principal amount of Debentures was outstanding.

The ADSs, into which the Debentures are convertible during the periods or upon the events described in the Indenture, are listed on the NYSE under the symbol ALU. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the ADSs in U.S. dollars, as reported on the NYSE.

	High	Low
2013
2nd Quarter (through May 10, 2013)	1.52	1.27
1st Quarter	1.78	1.30
2012
4th Quarter	1.45	0.94
3rd Quarter	1.65	1.01
2nd Quarter	2.32	1.42
1st Quarter	2.60	1.56
2011
4th Quarter	3.09	1.39
3rd Quarter	6.04	2.83
2nd Quarter	6.54	5.06
1st Quarter	5.81	2.97

On May 10, 2013, the closing price of the ADSs on the NYSE was $1.50 per share. To the extent available, Holders are urged to obtain current market information and quotations for the Debentures, and for the ADSs, before making any decision with respect to the Put Option.

4. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase

Debentures must be surrendered to the Paying Agent to collect payment of the Purchase Price. Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender and do not validly withdraw the Debentures prior to 11:59 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be surrendered in $1,000 principal amount or an integral multiple thereof. If Holders do not validly surrender their Debentures prior to 11:59 p.m., New York City time, on the Expiration Date, such Debentures will remain outstanding subject to the terms and conditions of the Indenture and the Debentures.

4.1 Method of Delivery. The Trustee has informed us that, as of the date of this Company Purchase Notice, all custodians and beneficial owners of the Debentures hold the Debentures through DTC accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through DTC’s ATOP over the Participant Terminal System.

Valid delivery of Debentures via ATOP will satisfy the Holder’s requirement for physical delivery of a Purchase Notice pursuant to Section 1.08 of the Indenture. Delivery of Debentures and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Debentures.

This Company Purchase Notice constitutes a Company Purchase Notice pursuant to Section 1.08 of the Indenture with respect to the Put Option.

4.2 Agreement to be Bound by the Terms of the Put Option. A Holder, by surrendering, or instructing such Holder’s nominee to surrender, such Holder’s Debentures through the transmittal procedures of DTC, acknowledges and agrees as follows:

•	such Holder has received this Company Purchase Notice and acknowledges that this Company Purchase Notice constitutes a Company Purchase Notice pursuant to Section 1.08 of the Indenture with respect to the Put Option;

•	such Debentures shall be accepted for purchase on the Purchase Date pursuant to the terms and subject to the conditions set forth in this Company Purchase Notice;

•	such Holder agrees to all of the terms of this Company Purchase Notice;

•	upon the terms and subject to the conditions set forth in this Company Purchase Notice, the Indenture and the Debentures, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Debentures surrendered, (ii) releases and discharges the Company and the Trustee and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Debentures, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in redemption or defeasance of the Debentures and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Debentures (with full knowledge that the Paying Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Debentures, or transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Debentures that are purchased by the Company), all in accordance with the terms set forth in this Company Purchase Notice;

•	such Holder represents and warrants that such Holder (i) owns the Debentures surrendered and is entitled to surrender such Debentures and (ii) has full power and authority to surrender, sell, assign and transfer the Debentures surrendered hereby and that when such Debentures are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Debentures surrendered;

•	such Holder understands that all Debentures validly surrendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the Expiration Date will be accepted for purchase at the Purchase Price on the Purchase Date, pursuant to the terms and subject to the conditions set forth in the Indenture, the Debentures, this Company Purchase Notice and any related notice materials, each as amended and supplemented from time to time;

•	payment for Debentures purchased pursuant to this Company Purchase Notice will be made by deposit of the Purchase Price for such Debentures with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	previously surrendered Debentures may be withdrawn by complying with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 11:59 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Debentures is not effective, and the risk of loss of the Debentures does not pass to the Paying Agent, until receipt by the Paying Agent of any evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Company Purchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

4.3 Delivery of Debentures.

Debentures Held Through a Custodian. A Holder who wishes to tender Debentures pursuant to this Company Purchase Notice and whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee and instruct the nominee to surrender the Debentures for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below under “Debentures in Global Form” prior to 11:59 p.m., New York City time, on the Expiration Date.

The Trustee has informed us that, as of the date of this Company Purchase Notice, all custodians and beneficial owners of the Debentures hold the Debentures through DTC accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through DTC’s ATOP over the Participant Terminal System.

Valid delivery of Debentures via ATOP will satisfy the Holder’s requirement for physical delivery of a Purchase Notice pursuant to Section 1.08 of the Indenture.

Debentures in Global Form. A Holder who is a DTC participant who wishes to tender Debentures pursuant to this Company Purchase Notice must surrender such Holder’s beneficial interest in the Debentures to us by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Debentures prior to 11:59 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting such Holder’s acceptance through ATOP, subject to the terms and procedures of that system, prior to 11:59 p.m., New York City time, on the Expiration Date.

The electronic instructions sent to DTC by the Holder, or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, in surrendering through ATOP, and transmitted by DTC to the Paying Agent, must acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under “Agreement to be Bound by the Terms of the Put Option.”

You bear the risk of untimely surrender of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures prior to 11:59 p.m., New York City time, on the Expiration Date.

5. Right of Withdrawal

Debentures surrendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Expiration Date. In order to withdraw previously surrendered Debentures, the Holder, or a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, must deliver a withdrawal request through ATOP and otherwise comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 11:59 p.m., New York City time, on the Expiration Date.

A withdraw request delivered through ATOP must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Debentures were tendered and such participant’s account number at DTC to be credited with the withdrawn Debentures;

•	contain a description of the Debentures to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original surrender of the Debentures, or be accompanied by evidence satisfactory to us that the person withdrawing the surrendered Debentures has succeeded to the beneficial ownership of such Debentures.

Previously surrendered Debentures that are validly withdrawn may be validly resurrendered by following the surrender procedures described in above under “Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase.” In addition, Debentures that are not accepted by us pursuant to the Put Option prior to 11:59 p.m., New York City time, on the Expiration Date may be withdrawn.

If a Holder validly surrenders its Debentures for purchase pursuant to the Put Option, and the Holder subsequently has the right to convert such Debentures pursuant to the Indenture, such Holder may not convert the validly surrendered Debentures unless such Holder validly withdraws such Debentures prior to 11:59 p.m., New York City time, on the Expiration Date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures prior to 11:59 p.m., New York City time, on the Expiration Date.

6. Payment for Surrendered Debentures; Source and Amount of Funds

6.1 General. We will accept for payment any Debentures that have been validly surrendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the Expiration Date. No later than 10:00 a.m., New York City time, on the Purchase Date, we will deposit with the Paying Agent an amount of cash sufficient to pay the aggregate Purchase Price for such Debentures. Promptly following the later of the Purchase Date or the time of book-entry transfer of such Debentures, the Paying Agent will distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Assuming all of the Debentures are validly surrendered for purchase and accepted for payment, the total nominal amount of funds required by us to purchase the Debentures is $765 million.

We intend to use cash on hand to purchase any Debentures validly surrendered and not validly withdrawn and to pay any expenses associated with the Put Option. The right of each Holder to sell and our obligation to purchase the Debentures are not subject to any financing conditions. As previously reported, the Company as borrower, the Parent Guarantor, as parent and guarantor, and other parties thereto entered into approximately €2 billion in Senior Secured Credit Facilities, which were fully drawn on January 30, 2013.

6.2 Senior Secured Credit Facilities. The Company, as borrower, the Parent Guarantor, as parent and a guarantor, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Credit Suisse AG, as administration agent and collateral agent, Goldman Sachs Bank USA, as syndication agent, and the subsidiary guarantors and lenders from time to time party thereto have entered into the Credit and Guarantee Agreement, dated as of January 30, 2013 (the “Credit Agreement”) relating to approximately €2 billion senior secured credit facilities (the “Senior Secured Credit Facilities”).

The Senior Secured Credit Facilities comprise:

•	an asset sale facility with a total nominal value of $500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the ABR (the greatest of the Credit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;

•	a credit facility with a total nominal value of $1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019; and

•	a credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

These facilities are secured by a first-priority pledge of (i) the equity interests held by the Company, Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of the Company, the Parent Guarantor and the other guarantors, (iii) substantially all intercompany loans due to the Company, Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of the Company and the U.S. guarantors.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. The Credit Agreement does not include any financial maintenance covenants but includes covenants restricting, among other things, our ability to: incur or guarantee additional debt or issue preferred stock; create certain liens; sell assets and monetize patents; pay dividends, buy back equity or make certain investments; and dispose or transfer assets constituting the collateral of Senior Secured Credit Facilities.

The proceeds of the Senior Secured Credit Facilities may be used for the refinancing of our existing near-term debt maturities, including the purchase of the Debentures pursuant to the Put Option, as described herein, and for working capital and general corporate purposes. As of May 13, 2013, approximately €2 billion remained outstanding under the Senior Secured Credit Facilities.

We have no current arrangements or plans in place to refinance or to prepay the Senior Secured Credit Facilities, except as required by the terms thereof.

7. Debentures Acquired

We will request that the Trustee cancel, pursuant to the terms of the Indenture, any Debentures accepted for purchase by us pursuant to the Put Option.

8. Plans or Proposals of the Company and the Parent Guarantor

On April 30, 2013, the Parent Guarantor announced that it had made a cash tender offer for the purchase of certain of its outstanding notes and bonds, up to a maximum aggregate amount of €750 million. The Parent Guarantor’s cash tender offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S pursuant to the Securities Act). The Parent Guarantor’s cash tender offer is not for any of the Debentures.

9. Interests of Directors, Executive Officers and Subsidiaries of the Company or the Parent Guarantor in the Debentures

Except as otherwise disclosed in this Company Purchase Notice, based on the reasonable inquiry of the Company and the Parent Guarantor:

•	none of the Company, the Parent Guarantor or their respective executive officers, directors or subsidiaries has any beneficial interest in the Debentures;

•	neither the Company nor the Parent Guarantor will purchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Company Purchase Notice, none of such persons has engaged in any transactions in the Debentures.

A list of the directors and executive officers of the Parent Guarantor is attached to this Company Purchase Notice as Annex A. A list of the directors and executive officers of the Company is attached to this Company Purchase Notice as Annex B.

10. Agreements Involving the Debentures

Except as otherwise disclosed in this Company Purchase Notice, none of the Company, the Parent Guarantor, or to their knowledge, any of the affiliates, directors or executive officers of the Company or the Parent Guarantor, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to the Debentures, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the Debentures, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11. Purchases of Debentures by the Company, the Parent Guarantor or their Affiliates

Each of the Company, the Parent Guarantor and their respective affiliates, including their executive officers and directors, is prohibited under applicable U.S. federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Put Option, from the date of this Company Purchase Notice until the tenth Business Day after the Expiration Date. Following such time, if any Debentures remain outstanding, the Company, the Parent Guarantor or their respective affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at prices higher or lower than the Purchase Price. Any decision to purchase Debentures after the Put Option, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Put Option, the market price of the ADSs, the business and financial position of the Company, the Parent Guarantor and their respective affiliates and general economic and market conditions.

12. Material United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences relating to surrendering Debentures for purchase pursuant to the Put Option as of the date hereof. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and judicial decisions, all as in effect as of the date hereof, any of which may subsequently be changed or interpreted differently by the Internal Revenue Service (the “IRS”), possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We cannot assure you that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary does not address all aspects of U.S. federal income tax related to the Put Option and does not address all tax consequences that may be relevant to Holders in light of their personal circumstances or particular situations, such as:

•	Holders who may be subject to special tax treatment under U.S. federal income tax laws, including dealers in securities or currencies, banks and other financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	persons holding Debentures as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	U.S. Holders (as defined below) of Debentures whose “functional currency” is not the U.S. dollar;

•	persons that are, or hold their Debentures through, partnerships or other pass-through entities;

•	former citizens or residents of the United States; and

•	U.S. Holders that are subject to the U.S. federal alternative minimum tax.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Debentures, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary of material U.S. federal income tax consequences is for general information only and is not tax advice for any particular investor. Furthermore, this summary only applies to beneficial owners of Debentures who hold their Debentures as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). If you are considering exercising the Put Option, you should consult your tax advisor concerning the U.S. federal income, estate and gift tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. Holder” to refer to a beneficial owner of Debentures that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

We use the term “Non-U.S. Holder” to describe a beneficial owner of Debentures that is not a U.S. Holder or a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes).

U.S. Holders of Debentures Who Receive Cash Pursuant to the Put Option

Sale of the Debentures. A U.S. Holder that receives cash in exchange for Debentures pursuant to the Put Option will recognize gain or loss equal to the difference between the amount realized on the disposition of the Debentures pursuant to the Put Option and the U.S. Holder’s adjusted tax basis in such Debentures. The amount realized will equal the amount of cash received for such Debentures (other than amounts, if any, attributable to accrued and unpaid interest, which amounts will be treated as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income). A U.S. Holder’s adjusted tax basis in the Debentures generally will equal the cost of such Debentures to such U.S. Holder, increased by any amounts includible in income by the U.S. Holder as market discount pursuant to an election, and reduced by any amortized premium which the U.S. Holder has previously elected to deduct. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to its Debentures exceeds one year at the time of the disposition. Long term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder that acquired Debentures with more than a de minimis amount of market discount (i.e., more than a regulatory de minimis excess of the stated redemption price at maturity over the basis of such Debentures immediately after acquisition by the U.S. Holder) generally will be required to treat gain on the sale of such Debentures as ordinary income to the extent of the market discount accrued to the date of the disposition and not previously included in the U.S. Holder’s income. Market discount accrues on a ratable basis, unless the U.S. Holder elects to accrue the market discount using a constant-yield method.

Information Reporting and Backup Withholding for U.S. Holders. In general, information reporting requirements will apply to payments made to U.S. Holders that surrender their Debentures, other than certain exempt recipients. Each U.S. Holder will be asked to provide to our paying agent such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup withholding. Backup withholding at the applicable rate will apply to payments made to a U.S. Holder if the U.S. Holder fails to timely provide its correct taxpayer identification number or certification of exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders Who Receive Cash Pursuant to the Put Option

Sale of the Debentures. A Non-U.S. Holder that realizes gain in connection with the receipt of cash in exchange for Debentures pursuant to the Put Option generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition of the Debentures and certain other conditions are met; or

•	we are, or have been, a U.S. real property holding corporation (“USRPHC”) during the shorter of the Non-U.S. Holder’s holding period or the five-year period ending on the date of disposition and certain other requirements are satisfied. We believe that we are not, nor have we been during the last five years, a USRPHC.

If a Non-U.S. Holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the disposition of the Debentures at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year attributable to such gain, subject to certain adjustments. If a Non-U.S. Holder is an individual described in the second bullet point above, such Holder will be subject to a 30% tax on the gain derived from the disposition of the Debentures, which may be offset by certain U.S. source capital losses, even though such Holder is not considered a resident of the United States. If a Non-U.S. Holder is eligible for the benefits of a tax treaty with the United States, any such gain will be subject to United States federal income tax in the manner specified by the treaty.

No withholding of U.S. federal income tax will be required with respect to the portion of the payment, if any, attributable to accrued and unpaid interest on Debentures held by a Non-U.S. Holder under the “portfolio interest” rule, provided that:

•	the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the Non-U.S. Holder is not a bank that acquired the Debentures on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	(a) the Non-U.S. Holder provides its name, address, and taxpayer identification number, if any, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the Non-U.S. Holder holds the Debentures through certain foreign intermediaries or certain foreign partnerships, and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to Non-U.S. Holders that are pass-through entities.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest generally will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the Debentures is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Any such effectively connected interest income will generally be subject to U.S. federal income tax on a net income basis at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable treaty provides otherwise). In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year attributable to such interest, subject to certain adjustments.

A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Information Reporting and Backup Withholding for Non-U.S. Holders. In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding with respect to the proceeds from the purchase of Debentures pursuant to the Put Option provided such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. However, information reporting (but not backup withholding) will generally apply to the portion of the payment attributable to any accrued and unpaid interest. Copies of such information returns may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, and may entitle such Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

Additional Tax on Net Investment Income

An additional 3.8% tax will be imposed on all or a portion of the “net investment income” of certain U.S. citizens and resident aliens and the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property (such as the Debentures), less certain deductions. Holders that dispose of their Debentures pursuant to the Put Option are urged to consult their tax advisors regarding the potential application to them of this additional tax.

13. Additional Information

Pursuant to the Indenture, the Parent Guarantor may furnish to Holders copies of its annual report and the information, documents and other reports it is required to file pursuant to Section 13 and Section 15(d) of the Exchange Act, in lieu of those required to be filed by the Company.

The Parent Guarantor is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities & Exchange Commission (the “SEC”). Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section at prescribed rates.

The Company’s and the Parent Guarantor’s SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.alcatel-lucent.com. However, the information on our website does not constitute a part of this Company Purchase Notice and is not incorporated by reference herein.

We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained in the same manner as set forth above.

This Company Purchase Notice is qualified in its entirety by reference to the Parent Guarantor’s Annual Report on Form 20-F for the year ended December 31, 2012 and other publicly available documents and records on file with the SEC and other public sources.

14. No Solicitations

We have not, directly or indirectly, employed, retained or arranged to be compensated any person to make solicitations or recommendations to Holders to surrender their Debentures for purchase pursuant to the Put Option. We may decide to enter into discussions with Holders, potentially through one or more third-party intermediaries, in connection with their decision to surrender their Debentures for purchase pursuant to the Put Option.

15. Definitions

All capitalized terms used but not specifically defined in this Company Purchase Notice shall have the meanings given to such terms in the Indenture and the Debentures.

16. Conflicts

In the event of any conflict between this Company Purchase Notice, on the one hand, and the terms of the Indenture or the Debentures or any applicable laws, on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

None of the Company, the Parent Guarantor, their respective boards of directors, employees, advisors or representatives, the Trustee or the Paying Agent is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Purchase Notice. Each Holder must make its own decision as to whether or not to surrender Debentures for purchase, and the amount of Debentures to surrender, if any, based on such Holder’s assessment of the value of the Debentures and the ADSs and other relevant factors.

ANNEX A: BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF ALCATEL LUCENT

The following table sets forth the names of each of the members of the board of directors and each of the executive officers of the Parent Guarantor. The business address of each director and executive officer is: c/o Alcatel Lucent, Attn: Frank Maccary, 3 avenue Octave Gréard, 75007 Paris, France. The telephone number of each director and executive officer is: +33 (0)1 40 76 10 10.

Name	Position
Michael Combes	Chief Executive Officer and Director
Paul Tufano	Chief Financial Officer
Stephen A. Carter	Performance Program & Managed Services
Philippe Keryer	Networks & Platforms
Georges Nazi	Global Customer Delivery
Robert Vrij	Global Sales & Marketing
Philippe Camus	Chairman of the Board
Jean C. Monty	Vice Chairman of the Board
Daniel Bernard	Director
Carla Cico	Director
Kim Crawford Goodman	Director
Stuart E. Eizenstat	Director
Louis R. Hughes	Director
Lady Sylvia Jay	Director
Jean C. Monty	Director
Olivier Piou	Director
Jean-Cyril Spinetta	Director
Bertrand Lapraye	Board Observer
Gilles Le Dissez	Board Observer

ANNEX B: BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF ALCATEL-LUCENT USA INC.

The following table sets forth the names of each of the members of the board of directors and each of the executive officers of the Company. The business address of each director and executive officer is: c/o Alcatel-Lucent USA Inc., Attn: Barbara Larsen, 600 Mountain Avenue, Murray Hill, NJ 07974. The telephone number of each director and officer is (908) 582-8500.

Name	Position
Robert Vrij	President and Director
James V. Cocito	Vice President and Director
Leonard Floria	Vice President and Treasurer
Jorge Gracia	Vice President and Director
Barbara K. Larsen	Vice President
Cynthia Roberts	Vice President and General Counsel
Steven Sherman	Vice President, Chief Financial Officer and Director
Patrick J. Vogeler	Vice President and Director